================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                               SCHEDULE 14D-1/A
                               (Amendment No. 1)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                      and

                                SCHEDULE 13D/A
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934
                           ------------------------

                             METROMAIL CORPORATION
                           (Name of Subject Company)

                       GREAT UNIVERSAL ACQUISITION CORP.
                       THE GREAT UNIVERSAL STORES P.L.C.
                                   (Bidders)

                            -----------------------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                            -----------------------

                                  591680 103
                     (CUSIP Number of Class of Securities)

                            -----------------------

                                 John W. Peace
                Executive Director and Chief Executive Officer
                   of Experian information services division
                        The Great Universal Stores PLC
                        Leconfield House, Curzon Street
                            London, England  W1Y7FL
                               (44) 171 495-0070
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                            -----------------------

                                   Copy To:

                             Donald G. Lubin, Esq.
                         Sonnenschein Nath & Rosenthal
                               8000 Sears Tower
                            Chicago, Illinois 60606
                                (312) 876-8000

                                March 17, 1998
            (Date of Event Which Requires Filing of this Statement)

                           CALCULATION OF FILING FEE

================================================================================

               Transaction
                Valuation*                  Amount of Filing Fee
--------------------------------------------------------------------------------
               $734,793,239                        $146,959
================================================================================

* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 22,516,996 shares of Metromail Corporation Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $31.50 per Share, and 2,087,119 Shares which are subject to outstanding options at $31.50 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $146,959
     Form or Registration.: Schedule 14D-1
     Filing Party: Great Universal Acquisition Corp. and The Great Universal
                   Stores P.L.C.
     Date Filed: March 16, 1998

Page 1 of 5 Pages                                        Exhibit Index on page 5

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

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D, originally filed on March 16, 1998 (the "Schedule 14D-1") by The Great Universal Stores P.L.C., a corporation organized under the laws of England, and its wholly-owned subsidiary, Great Universal Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares"), of Metromail Corporation, a Delaware corporation (the "Company"), at $31.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 1998 and the related Letter of Transmittal, which were filed as exhibits (a)(1) and (a)(2) to the Schedule 14D-1.

     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

     Item 10.  Additional Information.


     (e) The Company, certain of its directors and management employees (the "Metromail Defendants") and Parent have been named as defendants in a lawsuit commenced on March 17, 1998 in the Court of Chancery in and for New Castle County, Delaware. Such action is captioned American Business Information, Inc.
v. Barton L. Faber, Thomas J. Quarles, Ronald G. Eidell, Jonathan P. Ward, Peter
F. Murphy, Metromail Corporation and Great Universal Stores P.L.C. (Case No. 16265NC). The complaint in such lawsuit (the "ABI Complaint") alleges, among other things, that the Metromail Defendants breached their fiduciary duties to Company stockholders by entering into the Merger Agreement, the Donnelley Stock Purchase Agreement, the Executive Stock Purchase Agreements and the Company Stock Purchase Agreement, that the Metromail Defendants breached their duty of disclosure, and that Parent aided and abetted the breach of fiduciary duties by the Metromail Defendants. More specifically, the plaintiff alleges, among other things, that the Metromail Defendants agreed to sell Metromail to Parent for a price that was less than Metromail's true worth in return for the acceptance by Parent of certain improper self-dealing arrangements entered into by the Metromail Defendants. As relief, the complaint seeks, among other things, an injunction against consummation of the transactions contemplated by the Merger Agreement, the Donnelley Stock Purchase Agreement, the Executive Stock Purchase Agreements and the Company Stock Purchase Agreement, an injunction against certain management employees of the Company from exercising certain stock options and a declaration that such options are void, a declaration that the change of control agreements of certain management employees of the Company are void, a declaration that the Termination Fee and expense reimbursement provisions of the Merger Agreement are void, and an award to ABI of its costs and expenses, including attorneys' fees, incurred in connection with such lawsuit. A hearing with respect to such lawsuit has been scheduled by the Delaware court on March 27, 1998.

     The above summary does not purport to be complete and is qualified in its entirety by the full text of the ABI Complaint, which is attached hereto as Exhibit (g)(1) and which is hereby incorporated herein by reference.

     (f) On March 18, 1998, the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and which press release is incorporated herein by reference.

     Item 11.  Material To Be Filed As Exhibits.

     Item 11 is hereby amended by adding the following:

        (a)(9) Press Release issued by Metromail Corporation dated
               March 18, 1998

        (g)(1) Complaint filed on March 17, 1998 in the Chancery Court in and for New Castle County, Delaware in an action captioned American Business Information, Inc. v. Barton L. Faber, Thomas J. Quarles, Ronald G. Eidell, Jonathan P. Ward, Peter F. Murphy, Metromail Corporation and Great Universal Stores P.L.C. (Case No. 16265NC)


                               Page 2 of 5 Pages

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 18, 1998         GREAT UNIVERSAL ACQUISITION CORP.


                              By: /s/ Thomas A. Gasparini
                                 --------------------------------------
                              Name:  Thomas A. Gasparini
                              Title: Vice President and General Counsel



                               Page 3 of 5 Pages

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 18, 1998                  THE GREAT UNIVERSAL STORES P.L.C.


                                       By: /s/ John W. Peace
                                          -----------------------------
                                       Name:  John W. Peace
                                       Title: Director



                               Page 4 of 5 Pages

                                 EXHIBIT INDEX


Exhibit
Number         Description
-------        -----------

(a)(9)         Press Release issued by Metromail Corporation dated
               March 18, 1998

(g)(1) Complaint filed on March 17, 1998 in the Chancery Court in and for New Castle County, Delaware in an action captioned American Business Information, Inc. v. Barton L. Faber, Thomas J. Quarles, Ronald G. Eidell, Jonathan P. Ward, Peter F. Murphy, Metromail Corporation and Great Universal Stores P.L.C. (Case No.
               16265NC)


                               Page 5 of 5 Pages